Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128

MEREDITH CORPORATION ISSUES RESPONSE TO MEDIA GENERAL ANNOUNCEMENT

Reiterates Position that Meredith-Media General Merger is in Best Interests of All Shareholders

DES MOINES, IA (November 16, 2015) - Meredith Corporation (NYSE:MDP; www.meredith.com) today issued the following statements in response to a determination made by Media General (NYSE: MEG) to (1) Reject Nexstar Broadcasting Group’s (Nasdaq: NXST) unsolicited proposal to acquire Media General; and (2) Engage in negotiations with Nexstar regarding its non-binding unsolicited proposal:

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“Meredith understands Media General Board’s fiduciary responsibility to respond to the Nexstar proposal consistent with our binding merger agreement announced on September 8, 2015. However, Meredith still remains confident that the combination of Meredith and Media General will generate superior shareholder value - over both the near- and long-term - as compared to a potential Nexstar transaction.”

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“It is important to remember that our binding agreement to merge with Media General remains in place with fully-committed financing of $2.8 billion; we are making significant progress on achieving key regulatory approvals needed to complete the transaction; our joint integration work has already identified additional synergies; and the Meredith and Media General Boards of Directors continue to recommend the Meredith-Media General transaction.”

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“Under the terms of our binding merger agreement, Meredith will have the opportunity to review - and propose an alternative superior proposal - to a potential agreement Media General might reach with a third-party.”

“Meredith’s Board of Directors still unanimously agrees that the merger agreement reached with Media General as currently structured is in the best interests of shareholders,” said Meredith Chairman and CEO Stephen M. Lacy. “Enhancing Meredith shareholder value will remain our top priority as we move forward in this merger process.”

The new Meredith Media General will be a diversified, multiplatform media company with a strong financial position, unmatched content creation capabilities, deep consumer insights and data, and expansive reach. Its compelling attributes include:

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A powerful competitor in the media industry with $3 billion in revenues, over $920 million of EBITDA, and at least $1 billion in pro-forma cumulative free cash flow in the first two calendar years post-closing.

•	At least $85 million of verified synergies, which could climb even higher as the two companies move forward with integration activities.

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More than 80 television stations across 54 markets that reach 34 million U.S. TV households. These high-quality local broadcast assets will include 25 Big Four network-affiliated TV stations in the Top 50 DMAs, making Meredith Media General the largest owner of Big Four stations in Top 50 markets.

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A powerful digital platform reaching more than 200 million monthly unique visitors via a combination of leading national and local consumer sites and business-to-business digital capabilities in key growth sectors such as content, mobile, social, video and native advertising.

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Leading multiplatform national media brands with a top female reach of 100 million unduplicated American women and over 60 percent of U.S. Millennial women across multiple platforms including print, digital, mobile, video and brand licensing. It will also possess a profitable marketing services business.

The new Meredith Media General will also be positioned for long-term growth in the media industry:

•	Meredith Media General’s 30 percent TV household reach provides for further expansion in the television space, as it is well below the government-mandated 39 percent ownership cap.

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Meredith Media General will possess a powerful digital business, with projected first-year revenues of approximately $500 million and tremendous growth potential. Meredith has an established and profitable digital business and is well-positioned to maximize opportunities inherent in Media General’s current digital activities.

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Meredith Media General will build on Meredith’s success in generating revenues not dependent on advertising via its high-margin brand licensing and its nationally recognized and profitable marketing services businesses.

CONTACT INFO:

Shareholder/Financial Analyst	Media Contact:
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com

ABOUT MEREDITH CORPORATION

Meredith Corporation has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of American Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Meredith’s and Media General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.